HINDALCO
ADITYA BIRLA GROUP

SUPPL
82-3428

Ref: AM:PVK:200:2005

Date:- 6th June, 2005

[redacted]

05009191

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street
MUMBAI - 400 001.
Fax No. 272 2037/272 3121/2722041

Kind Attn:- Mr. Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

We are sending herewith the Audited Consolidated Financial Results of the Company for the year ended 31st March, 2005, as approved at the Audit Committee Meeting held today.

Please find the above in order and acknowledge.

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

SEC MAIL RECEIVED
JUN 21 2005
WASH. D.C. 209 SECTION PROCESSING

ANIL MALIK
Company Secretary

Encl:- as above

cc.to:- **Securities and Exchange Commission**
Attn:- International Corporate Finance
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH,2005

(Rupees in Million)

Particulars	Nine Months ended 31/12/2004 Unaudited	Quarter ended [illegible]	Quarter ended 31/03/2004 (Unaudited)	Accounting year ended [illegible]	Accounting year ended 31/03/2004 (Audited)	Consolidated Results for the Accounting year ended 31/03/2005 (Audited)	Consolidated Results for the Accounting year ended 31/03/2004 (Audited)
1 Net Sales & Operating Revenues	70,076	[illegible]	18,894	[illegible]	62,084	101,854	82,232
2 Other Income	1,950	[illegible]	679	[illegible]	2,400	[illegible]	2,795
3 Total Expenditure	53,595	[illegible]	14,909	[illegible]	47,081	[illegible]	62,677
(a). (Increase)/Decrease in Stock in Trade	(2,279)	[illegible]	516	[illegible]	(1,019)	[illegible]	(3,189)
(b) Consumption of Raw Materials	34,612	[illegible]	9,587	[illegible]	31,009	[illegible]	36,063
(c) Staff Cost	3,131	[illegible]	615	[illegible]	2,371	[illegible]	4,599
(d) Manufacturing and Operating Expenses	14,819	[illegible]	3,475	[illegible]	11,989	24,965	20,293
(e) Other Expenditure	3,312	[illegible]	716	[illegible]	2,731	[illegible]	4,911
4 Interest & Finance Charges	1,320	[illegible]	527	[illegible]	1,772	[illegible]	2,346
5 Gross Profit	17,111	[illegible]	4,137	[illegible]	15,631	24,926	20,004
6 Depreciation	3,237	[illegible]	874	[illegible]	3,175	[illegible]	5,140
7 Profit before Tax & Extra Ordinary Expenses	13,874	[illegible]	3,263	[illegible]	12,456	[illegible]	14,864
Extra Ordinary Expenses	-	[illegible]	-	[illegible]	-	[illegible]	10
8 Profit before Tax	13,874	[illegible]	3,263	[illegible]	12,456	[illegible]	14,854
9 Provision for Tax	4,866	[illegible]	1,041	[illegible]	4,067	[illegible]	4,870
(a) Provision for Current Tax	4,015	[illegible]	804	[illegible]	2,606	[illegible]	3,233
(b) Provision for Deferred Tax	851	[illegible]	237	[illegible]	1,461	[illegible]	1,637
10 Profit for the period	9,008	[illegible]	2,222	[illegible]	8,389	[illegible]	9,984
Tax for earlier years written back	199	[illegible]	-	[illegible]	-	[illegible]	9
11 Profit before Minority Interest	8,809	[illegible]	2,222	[illegible]	8,389	[illegible]	9,975
12 Minority Interest	-	[illegible]		[illegible]	-	[illegible]	40
13 Net Profit	8,809	[illegible]	2,222	[illegible]	8,389	[illegible]	9,935
14 Paid-up Equity Share Capital							
(Face Value : Rs.10/- per Share)	928	[illegible]	925	[illegible]	925	[illegible]	925
15 Reserves		[illegible]		[illegible]	67,654	[illegible]	69,090
16 Basic & Diluted EPS (Rs.)	95	[illegible]	24	[illegible]	91	[illegible]	107
17 Aggregate of non-promoter shareholding							
(a). Number of shares		[illegible]		[illegible]	69,941,039	[illegible]	
(b). Percentage of shareholding		[illegible]		[illegible]	75.63%	[illegible]	

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Nine Months ended 31/12/2004 Unaudited	Quarter ended [illegible] (Unaudited)	Quarter ended 31/03/2004 (Unaudited)	Accounting year ended [illegible] (Audited)	Accounting year ended 31/03/2004 (Audited)	Consolidated Results for the Accounting year ended [illegible]	Consolidated Results for the Accounting year ended 31/03/2004 (Audited)
1. Segment Revenues							
(a) Aluminium Business	37,956	14,565	8,753	52,521	29,958	[illegible]	45,021
(b) Copper Business	32,120	10,592	10,141	42,712	32,126	[illegible]	35,846
(c) Others	-	-	-	-	-	[illegible]	1,384
	70,076	25,157	18,894	95,233	62,084	[illegible]	82,251
Less: Inter Segment Revenue	-	-	-	-	-	[illegible]	(19)
Net Sales/Income from operations	70,076	25,157	18,894	95,233	62,084	[illegible]	82,232
2. Segment Results (Profit/Loss before Tax and Interest from each Segment)							
(a) Aluminium Business	11,740	4,217	2,639	15,957	8,906	[illegible]	10,921
(b) Copper Business	1,892	646	514	2,538	3,097	[illegible]	3,667
(c) Others	-	-	-	[illegible]	-	[illegible]	358
	13,632	4,863	3,153	18,495	12,003	[illegible]	14,946
Less: Interest & Finance Charges	(1,320)	(380)	(527)	(1,700)	(1,772)	[illegible]	(2,346)
	12,312	4,483	2,626	16,795	10,231	[illegible]	12,600
Add: Other un-allocable Income net off un-allocable expenses	1,562	776	637	[illegible]	2,225	[illegible]	2,264
Profit before Tax & Extraordinary Expenses	13,874	[illegible]	3,263	[illegible]	12,456	[illegible]	14,864
3. Capital Employed (Segment Assets-Segment Liabilities)							
(a) Aluminium Business	53,847	[illegible]	40,661	[illegible]	40,661	[illegible]	55,520
(b) Copper Business	36,368	[illegible]	27,622	[illegible]	27,622	[illegible]	35,727
(c) Others	-	[illegible]	-	[illegible]	-	[illegible]	3,843
	90,215	[illegible]	68,283	[illegible]	68,283	[illegible]	[illegible]

Notes:

1 The Scheme of Arrangement (the Scheme) u/s 391 to 394 of the Companies Act, 1956 between the Company, Indian Aluminium Company, Limited (Indal) and the respective shareholders and creditors for transfer by way of demerger of all the business undertakings (other than the aluminium foil business unit at Kollur, Andhra Pradesh) of Indal to the Company w.e.f. 1st April, 2004 has been sanctioned by the Hon'ble High Courts of Judicature at Bombay and Calcutta on January 14, 2005, and December 23, 2004, respectively.

The Scheme was made effective on 7th March, 2005 upon compliance with requisite approvals/formalities. In consideration, the Company has issued 299522 equity shares to other shareholders of Indal and consequently the issued and paid up Share Capital of the Company has increased by Rs.3 Million. Further, in terms of the Scheme Rs.2098.5 million has been debited to Securities Premium Account.

The Scheme has been given effect to in the accounts and accordingly results for the Nine Months ended 31st December, 2004, Quarter and Year ended 31st March, 2005 are inclusive of results of the demerged undertakings transferred to and vested in the Company w.e.f. 1st April, 2004 and therefore corresponding figures of last financial year are not comparable.

2 In compliance with the Accounting Standard 28 relating to "Impairment of Assets" issued by the Institute of Chartered Accountants of India, the Company has assessed its assets for impairment and provided Rs.1103.09 million (net of deferred tax liability) towards provision for impairment of assets as at 1st April, 2004 and the same has been adjusted against opening revenue reserves.

3 The Company has restated its deferred tax liabilities /assets relating to earlier years at the rates proposed (i.e. substantively enacted) in the Finance Bill, 2005 and the effect thereof has been given in the above results for the quarter ended 31st March, 2005. The deferred tax liability for the year has also been provided at such proposed rates.

4 The extraordinary item of Rs.91 million in the Company's standalone results relates to expenses incurred on demerger.

5 During the quarter, the Company has tied up a ten year secured Rupee Term Loan Facility amounting to Rs. 49500 million priced at a spread of 65 basis points over the 5 year Sovereign for its expansion projects. The first tranche of Rs 4950 million was drawn on 30th March 2005 at an interest of 7.07% p.a. The balance amount is to be drawn over a period of two years.

6 The Company has completed the expansion of its Copper Smelter at Dahej in Gujarat from 250000 MTPA to 500000 MTPA in April, 2005. Commissioning trials are in progress.

7 The Board of Directors in their meeting held on 30th April, 2005 has recommended a dividend of Rs. 20/- per share, subject to approval of the shareholders at the Annual General Meeting.

8 Figures of previous periods have been regrouped wherever found necessary.

9 The consolidated financial results comprise of the performance of the Company and its subsidiaries and joint ventures. The consolidated financial results are based on the consolidated financial statements prepared in conformity with the applicable Accounting Standards issued by the Institute of Chartered Accountants of India.

10 The Company's standalone financial results were taken on record at the meeting of the Board of Directors of the Company held on 30th April, 2005. The consolidated financial results of the Company have been taken on record at the meeting of Audit Committee of the Board of Directors on 6th June, 2005.

By and on behalf of the Board

Place: Mumbai

M.M. Bhagat
Director